

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 11, 2014

J. Stephen Feinour, Jr.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018

Re: PENN Capital Funds Trust
         File Nos. 333-200668 and 811-23011

Dear Mr. Feinour:

On November 13, 2014, you filed an initial registration statement on Form N-1A on behalf of the PENN Capital Funds Trust. Based on our review of the registration statement, we have the following comments.[1]

GENERAL COMMENTS

1. <u>Missing Information</u>*: Please complete or update all missing information that is currently in brackets or missing in the registration statement (*e.g.,* Cover Page, Fee Table, information in the SAI and Exhibits).

2. <u>Defined Terms</u>: Please capitalize defined terms and use defined terms consistently throughout the registration statement (*e.g.,* "Board of Trustees" and "Board" and "net asset value" and "NAV").

3. <u>Fidelity Bond:</u> All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

4. <u>Reorganization:</u> Please supplementally confirm that the Funds will not be publicly offered until the completion of the reorganization of the Predecessor Funds into the Funds.

5. <u>Certain Board Matters</u>: Please note that the registration statement will not be accelerated until the Trust has a properly constituted Board and has completed all other organizational actions required under the 1940 Act. In particular, we note that the registration statement makes

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated. Page numbers refer to the courtesy copies of the Prospectus and the SAI provided to the staff.

reference to certain Board approvals and Board determinations in the present tense (*e.g.,* Board Leadership Structure, Committee compositions, and Trustee qualifications). Please supplementally confirm to the staff that such approvals and determinations have been made or will be ratified by a properly constituted Board.

6. Predecessor Funds: Please include the audited financial statements for the Predecessor Funds in the registration statement.

PROSPECTUS

Fund Summary

Fees and Expenses (All Funds)

7. AFFE: We note that each Fund's strategy disclosure references investment other investment companies, including ETFs. If the Fund expects to have acquired fund fees and expenses ("AFFE") greater than one basis point of its average net assets, please include a line item in the Table for AFFE. If AFFE are not expected to exceed one basis point, please include such expenses in the "Other Expenses" line in the Table. If included as a separate line item, please also disclose in a footnote to the Table that AFFE are based on estimated amounts for the current fiscal year. *See* Instruction 3(f)(iv) of Item 3 of Form N-1A.

8. Fee Waiver: Please confirm supplementally that the fee waiver described in footnote 2 will be in effect for no less than one year from the effective date of the registration statement. *See* Instruction 3(e) of Item 3 of Form N-1A.

9. Recoupment Rights: The last two sentences of footnote 2 state as follows: "The expense limitation agreement may be terminated by the Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund's advisory contract with the Advisor. Upon termination of the expense limitation agreement, however, the Advisor's three year recoupment rights will survive." The staff takes the position that the survival of the Advisor's recoupment rights closely resembles a penalty clause that would restrict the Board and the shareholder's ability to terminate the advisory contract in contravention of section 15(a)(2) of the 1940 Act. Accordingly, please delete this provision from the advisory contract and/or expense limitation agreement and the last sentence of the footnote.

10. Expense Example: Please clarify, if accurate, that the expense example applies whether a shareholder holds *or* redeems shares of the Fund. *See* Item 3 of Form N-1A.

General Comments on Principal Investment Strategies and Principal Investment Risks (All Funds)

11. <u>80% Test and Rule 35d-1</u>:

    a. **Net Assets and Borrowings**: In the Summary Section, the disclosure indicates that a Fund will seek to achieve its investment objective by investing, under normal circumstance, at least 80% of its net assets in the securities suggested by its name. Please revise this policy for each Fund to provide that, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes*,* in the securities suggested by its name. *See* Rule 35d-1 under the 1940 Act.

    b. **20% Bucket:** The disclosure regarding the types of securities that each Fund may invest in outside of its 80% bucket is not clear. For example, the disclosure relating to the 20% bucket for the High Yield Fund states that it may invest in "other securities and instruments." Please revise, as appropriate.

12. <u>Plain English and Disclosure Guidance</u>: Please review the Prospectus disclosure in light of the plain English requirements under rule 421(d) of the Securities Act of 1933 and recent IM staff guidance, particularly in the Summary Section of the Prospectus. <u>See generally</u> Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014) (Guidance). We note the following:

    a. **Technical Terms and Paragraph Structure**: Please avoid the use of technical terms or industry jargon and long sentences. *See* Guidance at 3. In particular, we note that the Funds' description of the Advisor's quantitative and qualitative research methods is very technical and difficult to understand. For example: (i) the text in fourth paragraph on page 2 includes: "enterprise value to cash flow," "price relative to free cash flow," and "near term catalysts for appreciation;" and (ii) the text in the fourth paragraph on page 12 includes: "relative value across the high yield market," "individual capital structures," "projected future credit metrics," and "enterprise value and event risk." Please review the disclosure for each Fund and consider revising similar disclosure in accordance with plain English principles.

Specific Comments on Principal Investment Strategies and Principal Investment Risks

13. <u>REIT Classification</u>: For any Fund with significant REIT investments, please clarify whether such entities are equity, mortgage, and/or public or privately offered REITs, and provide related risk disclosure, as appropriate. We also note that the Small/Mid Cap Equity Fund refers to REITs as equity, while the Senior Floating Rate Income Fund refers to them as debt. Please address this inconsistency.

14. <u>Liquidity Risk/Derivatives</u>:

    a. **Liquidity Risk**: Certain Funds include a principal "Liquidity Risk" factor. Please clarify the types of investments or instruments to which this risk relates.

b. **Derivatives:** For any Fund that may significantly invest in derivative instruments, please identify each principal type of derivative, as applicable, and highlight their related risks. We may have further comments on this issue. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

15. Performance Information (Pages 10, 21): If currently known, please supplementally disclose the broad-based securities market index that the Advisor intends to include in the Average Annual Total Returns Table for the Mid Cap Equity Fund and the Senior Floating Rate Income Fund.

Comments on Prior Performance
(Small/Mid Cap Equity Fund and High Yield Fund) (Pages 4-5, 15-16)

16. Historical Information: Please supplementally address the following: (i) please describe the background of the Predecessor Funds in greater detail, including when and why such funds were created and whether the Advisor managed any other accounts ("Accounts") that were substantially similar to the Funds; and (ii) were any other Accounts converted to registered investment companies, if not, why not.

17. Performance Matters: Please supplementally explain why the Predecessor Funds were chosen to be registered. In addition, please state whether any other substantially similar Accounts had lower performance as compared to the Predecessor Funds.

18. Assets: Please supplementally state whether each Predecessor Fund has or will have transferred substantially all or only a portion of its portfolio securities to its successor registered Fund.

19. Sub-chapter M: Please supplementally state whether the Advisor believes that each Predecessor Fund could have complied with Sub-chapter M of the Internal Revenue Code.

20. Performance Calculation: Please disclose specifically the source of the prior performance information and the method of performance calculation. If the standard SEC method is not used, disclose how the method used differs from the SEC method.

21. Audit: Please supplementally state whether the performance of the Predecessor Funds was audited or verified. If so, please include disclosure identifying the entity that conducted the audit or verification, including the type of audit or verification. Please also include a consent for such audit/verification as an exhibit to the registration statement, as appropriate.

Comments on Specific Funds

22. <u>High Yield Fund</u> (Pages 12-15):

    a. **Principal Investment Strategies**: Please include a brief description of the mechanics of a leveraged loan. Please also clarify whether the Fund will make significant investments in PIK bonds. If so, please include related risk factors. In addition, please disclose the expected duration or the dollar-weighted average maturity of the Fund's portfolio securities. If the Fund uses a duration measurement, please briefly explain the concept of duration. Also, please provide an example illustrating the concept of duration in the Prospectus.

    b. **Principal Investment Risks**:

        (i). Agent Insolvency Risk: This risk refers to syndicated loans. However, the principal strategies section does not include disclosure with respect to "syndicated loans." Please address this inconsistency.

        (ii). Leveraged Loan Risk: If significant, please consider including a separate "Leveraged Loan Risk."

        (iii). <u>Sector Risk:</u> If the Fund may make significant investments in specific industries and/or market sectors (*e.g.,* oil and gas), please identify those and include appropriate risk disclosure and revise the principal investment strategy disclosure, as necessary.

23. <u>Senior Floating Rate Income Fund</u> (Pages 19-21):

    a. **Principal Investment Strategies and Principal Investment Risks**:

        (i). 80% Test: The Fund includes an 80% test relating to investments in floating or adjustable rate senior secured loans, senior corporate debt and other senior fixed income obligations. Please note that "senior fixed income securities", although senior securities, will not satisfy the 80% test as they are not floating or adjustable rate securities. Please revise the Prospectus and SAI accordingly.

        (ii). Floating and Adjustable Rate Securities: Please consider briefly describing the definition and/or mechanics of a "floating or adjustable rate" security in the Item 4 or Item 9 principal investment strategies disclosure.

        (iii). Duration and Maturity: The disclosure indicates that the Fund will primarily invest in portfolio securities with short to intermediate maturities. Please clarify this disclosure to provide the expected duration or the dollar-weighted average maturity of the Fund's portfolio securities. If the Fund uses a duration measurement, please briefly explain the concept of duration. Also, please provide an example illustrating the concept of duration in the Prospectus.

(iv). Syndicated Loans: The disclosure states that "Syndicated loans are actively traded in the high yield market." Please supplementally explain this statement in light of the fact that syndicated loans frequently contain certain restrictions on resale and are subject to potential liquidity concerns.

(v). LIBOR: The disclosure states that "Loan coupons are typically "floating rate" and are set using LIBOR plus a spread." Please clarify whether this disclosure refers only to syndicated loans or to floating and adjustable rate loans in general. Please also briefly explain the meaning of "loan coupon."

(vi). Sector Risk: If the Fund may make significant investments in specific industries and/or market sectors (*e.g.,* oil and gas), please identify those and include appropriate risk disclosure and revise the principal investment strategy disclosure, as necessary.

Management

24. Length of Service (pp. 5, 10, 16, 22, and 33-34): We note that the term "since its inception" is used in reference to the length of time the portfolio managers have managed the Funds. For clarity, please consider adding the date of inception.

Classes of Shares

25. Fair Value Pricing (p. 35): Please provide greater detail regarding what would give rise to the Advisor or the Board determining that market prices are unreliable, thus resulting in fair valuing of the Fund's securities. Please also clarify that the Prospectuses for ETFs and investment companies in which the Funds may invest will explain the circumstances under which those funds will use fair value pricing and the effects of using fair value pricing. *See* Item 11(a) of Form N-1A.

How to Buy, Sell, Exchange and Transfer Shares

26. Good Order (p. 38): On page 38, in the top right column, please consider defining the term "good order."

Right to Suspend Sales and Reject Purchase Orders

27. Rejection of Purchase Orders (Page 42): In the fourth paragraph on page 42, the disclosure indicates that the Fund may reject purchase orders from any investor who has a pattern of excessive or disruptive trading in "other mutual funds." Please include disclosure as to how the Advisor or the Board would obtain such information about a Fund investor.

STATEMENT OF ADDITIONAL INFORMATON

Investment Restrictions

28. <u>Limitations on Borrowing and Illiquid Securities</u> (p. 1): The second paragraph of this section states that the percentage limitations of the investment restrictions apply only at the time of investment. Please revise this sentence to include exceptions to this policy for borrowings and illiquid investments.

29. <u>Investment Restriction 1</u> (p. 2): With respect to Fundamental Investment Restriction 1 regarding borrowing money or issuing senior securities, please provide adjacent narrative disclosure of what is permitted by the 1940 Act.

30. <u>Investment Restriction 5</u> (p. 2): With respect to Fundamental Investment Restriction 5 regarding concentration, please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund's portfolio is concentrated in a particular industry, look through to the securities held by other investment companies in which the Fund invests.

31. <u>Non-Fundamental Policy/Illiquid Securities</u>: Please include a non-fundamental policy of not investing more than 15% of the Fund's net assets in illiquid securities.

Policy Regarding Fund Names

32. <u>Derivatives</u> (Page 4): Please confirm that derivatives will be valued at market/fair value rather than notional value for the purposes of each Fund's 80% policy.

33. <u>Restricted and Illiquid Securities</u> (p. 23): Please revise the sentence regarding the application of percentage limits to illiquid securities to indicate that this policy should not be limited to the time of purchase of such securities. In addition, please discuss any corrective measures that will be implemented in order to maintain the required 15% threshold on investments in illiquid securities.

Disclosure of Portfolio Holdings

34. <u>Third Parties</u> (Page 30): In the fourth paragraph on page 30, if there are any third party agreements, please identity the service providers that receive non-public portfolio holdings disclosures by name and disclose the frequency with which the information is disclosed and the length of the lag between the date of the information and the disclosure date. *See* Item 16(f) of Form N-1A. Please also describe whether any compensation is paid to the Fund for the disclosure of portfolio holdings.

Management of the Funds

35. Shareholder Nominations (33): In the first paragraph under the caption "Trust Committees," please clarify the appropriate notice provisions applicable to shareholder nominations.

36. Portfolio Manager Compensation (p. 36): Pursuant to Item 20(b) of Form N-1A, please enhance the disclosure to describe with greater specificity the criteria on which each type of compensation is based (*e.g.,* base salary and profit participation). With respect to the performance-based bonus, please identify any benchmark used to measure performance and state the length of the period over which performance is measured.

37. Codes of Ethics (p. 38): Item 17(e) of Form N-1A requires certain disclosure concerning codes of ethics adopted by a fund's investment adviser and its principal underwriter. The current disclosure references only the Trust and the Advisor. Please revise the disclosure, as appropriate. Please also include the Codes of Ethics of the principal underwriter as an exhibit to the registration statement.

OTHER COMMENTS

38. Series and Class Identifiers: Please update the Trust's series and class identifiers to reflect the ticker symbol for each class. See Rule 313(b)(1) of Regulation S-T.

39. We may have additional comments on incomplete portions of the filing when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

40. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

41. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

42. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6815.

Sincerely,

/S/ Keith A. Gregory

Keith A. Gregory
Senior Counsel